UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-U: Progress Update
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Jack Henry Spirits LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Utah

    Date of organization
    October 13, 2015

Physical address of issuer
1802 S. Jordan Pkwy, #200, South Jordan, UT 84095

Website of issuer
https://tequilaciudad.com/

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a commission to the Intermediary at the conclusion of the Offering. The Intermediary is not charging the issuer any compensation with respect to the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust Co.

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
April 1, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned. Affiliates of the Company, including officers, directors and existing Members of the Company, may

invest in this Offering and their funds will be counted toward the Company achieving the target amount.

Current number of employees
2

	Most recent fiscal year-end (As of December 31. 2018)	**Prior fiscal year-end** (As of December 31, 2017)
Total Assets	$127,984.80	$108,814.25
Cash & Cash Equivalents	$-1,893.20	$9.25
Accounts Receivable	$0.00	$46,410.00
Short-term Debt	$127,169.40	$93,546.49
Long-term Debt	$0.00	$0.00
Revenues/Sales	$148,116.00	$254,812.00
Cost of Goods Sold	$93,015.50	134,613.04
Taxes Paid	$0.00	$0.00
Net Income	$-16,876.87	$49,758.92

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 31, 2019

FORM C/A

Up to $107,000.00

Jack Henry Spirits LLC



Jack Henry Spirits, LLC, (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on January 29, 2019 (the "Form C"). This Amendment is filed to change the Offering deadline to April 1, 2019 and update the Escrow Agent to Evolve Bank & Trust Co.

Except for the foregoing, no other changes are made to the Form C or the exhibits thereto.

Crowd Notes

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Jack Henry Spirits LLC, a Utah Limited Liability Company (the "Company," as well as references to "we," "us, or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Purchasers in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering").

The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Purchaser	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0.00	$25,000.00
Aggregate Maximum Offering Amount	$107,000.00	$0.00	$107,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants. The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the Offering.
(2)   The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://tequilaciudad.com/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one

annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is January 31, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED

HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://tequilaciudad.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Jack Henry Spirits LLC (the "Company") is a Utah Limited Liability Company, formed on October 13, 2015. The Company is currently conducting business under the name of Tequila Ciudad.

The Company is located at 1802 S. Jordan Pkwy, #200, South Jordan, UT 84095.

The Company's website is https://tequilaciudad.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

We currently distribute our product through Deutsch Family Wine & Spirits, which then sells the product to Total Wine & More locations across the U.S. Retail prices are as follows:

- Ciudad Blanco: Suggested retail price is $52.99 per 750ml bottle (wholesale: $173 per case of six)
- Ciudad Reposado: Suggested retail price is $56.99 per 750ml bottle (wholesale: $190 per case of six)
- Ciudad Añejo: Suggested retail price is $59.99 per 750ml bottle (wholesale: $211 per case of six)

Exhibit B to this Form C contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$107,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$107,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	April 1, 2019
Use of proceeds	See the description of the use of proceeds on page 24 hereof.
Voting Rights	See the description of the voting rights on page 31 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will continue to operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Craft spirits face specific challenges when it comes to the commercialization of products. Traditionally the industry has been dominated by big multi-national players who monopolize the available shelf space and the attention of the traditional distributors. Some distributors may now have at least a small amount of craft products in their book. As a relatively new distillery we must actively work to get our brand into the public eye.

We rely on other companies to provide raw materials for our products.
We currently depend exclusively on one third-party co-manufacturer with one location to manufacture all of our products. We depend on this co-manufacturer to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if our co-manufacturer, suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, import control and economic sanctions regulations may prohibit the import of certain products, services and technologies. In other circumstances, we may be required to obtain an import license before importing the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including possibility of fire, natural disasters or severe weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, or government regulation. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our online and offline business and results of operations. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

The process of distilling spirits utilizes a large amount of water.

Parts of the country have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future.

The Company's success depends on the experience and skill of its executive officers and key employees.

In particular, the Company is dependent on John Barlow and Lisa Barlow, the sole Members of the Company. The Company has or intends to enter into employment agreements with John Barlow and Lisa Barlow although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. Although dependent on key personnel, the Company does not have any key man life insurance policies for these individuals. The loss of John Barlow or Lisa Barlow could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the spirits field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. [and various foreign jurisdictions].
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals; and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our profitability is vulnerable to cost increases, inflation and energy prices.
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates, and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Our profitability is currently dependent upon a single major client.
Consequently, a significant loss of business from, or adverse performance by, Total Wine & More may have a material adverse effect on our financial condition, results of operations and cash flows. In addition, Total Wine & More has an enhanced ability to influence pricing and other contract terms. We are also subject to credit risk associated with customer concentration. If this customer were to become bankrupt, insolvent or otherwise be unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

We source certain packaging materials, such bottles, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Our spirits business uses oak barrels to age certain spirits we produce.
We compete with wine producers and other spirits producers for such oak barrels, which may be in limited supply. If we are unable to purchase a sufficient number of oak barrels at commercially reasonable prices, it could have a material adverse effect on the growth prospects, financial condition and results of operations of our business.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.
Under most of these state laws, distribution agreements for spirits can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a spirits supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the beer distribution industry, which could adversely affect the financial stability of distributors on which we rely.

We are subject to governmental regulations affecting breweries, distilleries and tasting rooms.
Federal, state and local laws and regulations govern the production and distribution of beer and spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To import from our distillery, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations.

Our product is subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to being able to sell in the respective states. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

The craft beer/spirits business is seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.
Sales of craft beer/spirits products are somewhat seasonal, with the first and fourth quarters historically having lower sales than the rest of the year.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Our products rely on independent certification that they are non-GMO, gluten-free or Kosher.
We rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase large quantities of raw materials, including ingredients such as agave. In addition, we purchase and use significant quantities of glass, cardboard and plastic wrapping to package our products. In recent periods, the prices of agave have been priced in line with their respective averages and we have realized neither benefits nor negative effects from these prices in the form of reduced cost of goods sold and resulting higher gross profit margins. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor

harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The agave used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products, and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Risks Related to the Securities

Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the Offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our Company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the Intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The Intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the Intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the Intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own 80% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing, and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment, and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

We currently distribute our product through Deutsch Family Wine & Spirits, which then sells the product to Total Wine & More locations across the U.S. Retail prices are as follows:

- Ciudad Blanco: Suggested retail price is $52.99 per 750ml bottle (wholesale: $173 per case of six)
- Ciudad Reposado: Suggested retail price is $56.99 per 750ml bottle (wholesale: $190 per case of six)
- Ciudad Añejo: Suggested retail price is $59.99 per 750ml bottle (wholesale: $211 per case of six)

Business Plan

Tequila Ciudad's spirits are made from Blue Weber Agave grown in the Mexican Highlands of Arandas. The highlands region is known to produce a tequila that's different than those grown in the richer volcanic earth of the lowlands region of Mexico. Blue Agave cultivated in the red clay soil of the highlands tend to produce tequila that is softer, rounder, fruitier, and more floral.

To boost interest, we have hosted numerous branding events, including weekly in-market tastings across numerous Total Wine & More locations. We also sponsor private events, creating custom cocktails made from its tequila for the parties. Additionally, we rely on search engine optimization (SEO) and social media to promote the Tequila Ciudad brand.

The Company plans to use the funds from this Offering to help increase production, host more tasting events, and provide funds for general marketing.

History of the Business

Jack Henry Spirits LLC launched its Tequila Ciudad brand in August 2017 with three styles: Blanco, Reposado, and Añejo. Founded by two industry veterans, our brand seeks to capitalize on growing demand for premium sipping tequilas. Each bottle of Tequila Ciudad is etched with a map of Mexico City (ciudad is the Spanish word for city). To the Company, Mexico City represents a growing and progressive culture, and Tequila Ciudad seeks to replicate the energy, ambition, hustle, and strength of the people of Mexico City to succeed.

The Company's Products and/or Services

Product / Service	Description	Current Market
Tequila Ciudad Blanco	Distilled in copper stills and immediately bottled. The aroma includes bright highland agave, fresh grass, and citrus green fruits like mango peel and pineapple. Taste is said to be lightly bitter, smoky with citrus predominance, with hints of mint and cinnamon.	Sold through Total Wine & More, which operates 193 superstores across 23 U.S. states
Tequila Ciudad Reposado	While other reposados are aged for two to six months, this tequila spends 11 months in American White Oak barrels. Aromas include fruit notes such as banana and green fruits, vanilla, and honey. Taste is said to be a smooth oak flavor, with hints of honey and vanilla, and a slightly smoky finish.	Sold through Total Wine & More, which operates 193 superstores across 23 U.S. states
Tequila Ciudad Anejo	Twice distilled and then aged in two separate oak barrels—American White Oak and French Oak—before being blended together. The aroma is a blend of walnut, caramel, and vanilla. Taste is said to be spicy and slightly bitter, with the presence of cooked agave, a mixture of spices, including ginger, and fruit notes like apple and pear.	Sold through Total Wine & More, which operates 193 superstores across 23 U.S. states

We have no new products in development.

We distribute our tequila through Deutsch Family Wine & Spirits, who then delivers it to retail liquor store locations - currently Total Wine & More locations around the U.S.

Competition

The Company's primary competitors are Patron, Don Julio, Casamigos, and Herradura. In addition, we face competition from companies including, but not limited to: Casa Noble, Clase Azul, Blue Nectar, Avion, and Tres Agaves.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. We believe we are well positioned in the industry segments and markets in which we operate. Product quality, value, and packaging are also important differentiating factors.

Customer Base

Our customers are consumers of premium tequila. However, the main customer we sell to is the retail liquor store market, who then markets the product to the end consumer.

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue
Total Wine & More	National Retail Liquor Store Chain	100.0%

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5266682	IC 033. US 047 049. G & S: Distilled Spirits; Distilled blue agave liquor. FIRST USE: 20170515. FIRST USE IN COMMERCE: 20170517	CIUDAD	October 30, 2015	August 15, 2017	USA

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Sale of Tequila Ciudad Blanco	Dept of Treasury Alcohol and Tobacco Tax and Trade Bureau	TTB	April 19, 2016	May 10, 2016
Sale of Tequila Ciudad Reposado	Dept of Treasury Alcohol and Tobacco Tax and Trade Bureau	TTB	April 19, 2016	May 10, 2016
Sale of Tequila Ciudad Anejo	Dept of Treasury Alcohol and Tobacco Tax and Trade Bureau	TTB	April 19, 2016	May 10, 2016

We are subject to federal and state laws and regulations. Prior to being able to sell, label approvals must be received by the TTB. Once this is completed, the approval is valid until the business closes.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1802 S. Jordan Pkwy, #200, South Jordan, UT 84095

The Company conducts business in Utah.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	0.00%	$0	11.2%	$12,000
Tastings/Samplings	40.00%	$10,000	32.7%	$35,000
Inventory	60.00%	$15,000	56.1%	$60,000
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will not be paying the Intermediary any commissions or other fees in connection with this Offering.

_____

The Company may alter the use of proceeds at its discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

The Company is managed by its Members, John Barlow and Lisa Barlow. The Company does not have a board of directors or a board of managers.

Name

John Barlow

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Member, October 2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jack Henry Spirits: October 2015 to Present
- Business Management
- Sales Relationship
- Management Inventory
- Management Samplings
- Scheduling and Follow-up Analysis
- Store Staff Trainings
- Billing

VIDA Tequila: October 2006 to Present
- Business Management
- Sales Distribution
- Relationship Management
- Inventory Management
- Samplings Scheduling and Follow-up Analysis
- Sales Team Management
- Billing

Name

Lisa Barlow

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Member, October 2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jack Henry Spirits: October 2015 to Present
- Business Management
- Marketing
- Branding
- Label and bottle creation
- Social Media Management
- Relationship Management
- Inventory Management
- Store Staff Trainings

VIDA Tequila: October 2006 to Present
- Business Management
- Sales Distribution
- Relationship Management
- Inventory Management
- Marketing
- Marketing Team Management
- Branding

- Label and bottle creation
- Social Media Management

Luxe Marketing: August 2009 to Present
- Event Planning and Coordination
- Marketing Team Management
- Billing
- Relationship Management

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Utah law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Utah, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	100%
Voting Rights	Except as expressly provided elsewhere in the Company's Operating Agreement, all decisions respecting the management, operation and control of the business and affairs of the Company and all determinations made in accordance with this Agreement shall be made by a vote of over fifty percent (50%) of the Members' ownership-interest.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities (assuming	100.0%

conversion prior to the Offering if convertible securities).	

The Company has the following debt outstanding:

Type of debt	Promissory Note
Name of creditor	Jared T. and/or Renee Starling
Amount outstanding	$87,169.40
Interest rate and payment schedule	10% Flat Rate
Amortization schedule	Not applicable
Describe any collateral or security	Not applicable
Maturity date	August 15, 2019
Other material terms	In the event the outstanding balance is not paid by August 15, 2019, there shall be a preliminary default and the parties shall have one grace period of 30 days and a penalty of $1,000.00. If the default is not cured by September 15, 2019, the note shall be in full default at which point the loan will convert into 10% ownership of the outstanding interest in Jack Henry Spirits LLC.

Type of debt	Promissory Note
Name of creditor	Ken A. Murdock
Amount outstanding	$40,000.00
Interest rate and payment schedule	8% Flat Rate
Amortization schedule	Not applicable
Describe any collateral or security	Not applicable
Maturity date	January 1, 2026
Other material terms	In the event that $43,200.00 is not paid by end of business on January 1, 2026, the note shall be in preliminary default and the parties shall have one grace period of 30 days and a penalty of $1,000.00.

Ownership

A majority of the Company is owned by John Barlow and Lisa Barlow.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
John Barlow	50.0%
Lisa Barlow	50.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$98,440.00	$32,111.00	$0.00

Operations

Financial milestones revolve around increasing purchase order values year-over-year. Our main challenges include scheduling enough in-store samplings to introduce Ciudad to end consumers and also marketing to end consumers via social media.

The Company intends to achieve profitability in the next 12 months by presenting at regional sales manager trainings, conducting at least 2 and up to 30 in-store samplings each month, and increasing social media presence in an effort to increase "click through" purchases.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically increasing the number of in-store samplings and increasing social media presence. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

In 2018, the Company's average monthly burn rate was roughly $1,400 per month.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $107,000 in principal amount of Crowd Notes for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 1, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the

Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer will not owe a commission to the Intermediary at the conclusion of the Offering.

Stock, Warrants and Other Compensation
The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents and the Crowd Notes instrument in conjunction with the following summary information.

Authorized Capitalization
See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap
$5,000,000

Discount
20.0%

Conversion of the Crowd Note.
Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Units pursuant to the following:

a. If the Investor is not a Major Investor, the Crowd Notes will convert into Conversion Units upon the earlier of (i) the Company's election; or (ii) a Corporate Transaction.

b. If the Investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Units prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Units in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Note into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Units pursuant to the conversion of the Crowd Note shall be upon and subject to the same terms and conditions applicable to the units sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive units of a Shadow Series with certain limited rights.

"**Conversion Units**" shall mean with respect to a conversion of the Crowd Note, the Company's Preferred Units issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean series of the Company's Preferred Units that is identical in all respects to the Preferred Units issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Units), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price and the following additional differences:
  i. Shadow Series members shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy;
  ii. Shadow Series members shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per unit for Preferred Units by the investors in the Qualified Equity Financing; or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

"**Major Investor**" shall mean any Investor in a Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

Corporate Transaction
In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

  a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

     i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-

Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

    ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Units pursuant to Conversion Mechanics described above.

"**Corporate Transaction**" shall mean:
i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of equity interest of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the equity interest of the Company or the surviving or acquiring entity),
iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting equity of the Company (or the surviving or acquiring entity), or
iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

Termination
The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Units; or (b) the payment of amounts due to the Investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control
The Securities have no voting rights at present and, except with respect to a Major Investor, may not have voting rights when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
- The Company does not have the right to repurchase the Crowd Notes.
- The Investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any units issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

To the best of our knowledge the Company has not engaged in any related party transactions.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/John Barlow
(Signature)

John Barlow
(Name)

Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/John Barlow
(Signature)

John Barlow
(Name)

Member
(Title)

January 29, 2019
(Date)

/s/Lisa Barlow
(Signature)

Lisa Barlow
(Name)

Member
(Title)

January 29, 2019
(Date)

I, John Barlow, being the founder of Jack Henry Spirits LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), shareholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/John Barlow
(Signature)

John Barlow
(Name)

Member
(Title)

January 29, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcripts

EXHIBIT A
Financial Statements

 **Biesinger & Kofford CPAs, PLLC**

To Management
Jack Henry Spirits, LLC
Draper, UT

Management is responsible for the accompanying financial statements of Jack Henry Spirits, LLC (a limited liability company taxed as an S-Corp) which are comprised of the balance sheets as of December 31, 2017, and December 31, 2018, the related statements of income by month and by year for the years then ended, and statements of cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Management has elected to omit substantially all the disclosures required by accounting principles generally accepted in the United States of America. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's financial position, results of operations, and cash flows. Accordingly, the financial statements are not designed for those who are not informed about such matters.

We are not independent with respect to Jack Henry Spirits, LLC.

Biesinger & Kofford, CPAs, PLLC

Biesinger & Kofford CPAs, PLLC

Provo, UT
January 15, 2019

Jack Henry Spirits, LLC
Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	$ 9.25
Accounts Receivable	46,410.00
Other Current Assets	
Inventory	12,395.00
Loan to shareholder	50,000.00
Total Other Current Assets	62,395.00
Total Current Assets	108,814.25
TOTAL ASSETS	**$ 108,814.25**
LIABILITIES & SHAREHOLDER EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	$ 93,546.49
Total Current Liabilities	93,546.49
Total Liabilities	93,546.49
Shareholder Equity	15,267.76
TOTAL LIABILITIES & SHAREHOLDER EQUITY	**$ 108,814.25**

Jack Henry Spirits, LLC
Statement of Income
January through December 2017

	Jan - Dec 2017
Ordinary Income/Expense	
Income	$ 254,812.00
Cost of Goods Sold	134,613.04
Gross Profit	120,198.96
Expense	
Advertising & Promotion	22,353.82
Automobile Expense	919.77
Bank Service Charges	588.00
Business Licenses & Permits	37.00
Computer & Internet	0.30
Dues & Subscriptions	215.78
Insurance Expense	602.65
Interest Expense	13,544.22
Meals & Entertainment	2,601.13
Office Expense	415.19
Outside Services	8,750.51
Postage and Freight	759.05
Supplies	2,281.35
Telephone Expense	43.43
Travel Expense	16,254.44
Utilities	1,172.40
Total Expense	70,539.04
Net Ordinary Income	49,659.92
Other Income/Expense	
Other Income	99.00
Net Other Income	99.00
Net Income	$ 49,758.92

Jack Henry Spirits, LLC
Statement of Cash Flows
January through December 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	49,758.92
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-46,410.00
Inventory	-12,395.00
Net cash provided by Operating Activities	-9,046.08
INVESTING ACTIVITIES	
Loan to shareholder	-50,000.00
Net cash provided by Investing Activities	-50,000.00
FINANCING ACTIVITIES	
Jared Timothy Starling Loan	93,546.49
Shareholder Distributions	-34,491.16
Net cash provided by Financing Activities	59,055.33
Net cash increase for period	9.25
Cash at end of period	9.25

Jack Henry Spirits, LLC
Balance Sheet
As of December 31, 2018

		Dec 31, 18
ASSETS		
Current Assets		
Checking/Savings	$	(1,893.20)
Accounts Receivable		.
Other Current Assets		
Inventory		18,878.00
Loan to shareholder		111,000.00
Total Other Current Assets		129,878.00
Total Current Assets		127,984.80
TOTAL ASSETS	$	127,984.80
LIABILITIES & SHAREHOLDER EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities	$	127,169.40
Total Current Liabilities		127,169.40
Total Liabilities		127,169.40
Shareholder Equity		815.40
TOTAL LIABILITIES & SHAREHOLDER EQUITY	$	127,984.80

Jack Henry Spirits, LLC
Statement of Income
January through December 2018

	Jan - Dec 2018
Ordinary Income/Expense	
Income	
Cost of Goods Sold	$ 148,116.00
	93,015.50
Gross Profit	55,100.50
Expense	
Advertising & Promotion	25,985.04
Automobile Expense	4,202.87
Bank Service Charges	1,850.00
Business Licenses & Permits	30.00
Dues & Subscriptions	1,241.70
Interest Expense	6,347.91
Meals & Entertainment	2,745.19
Office Expense	208.56
Outside Services	13,601.02
Postage and Freight	1,157.26
Professional Fees	3,521.75
Rent Expense	843.00
Supplies	2,507.35
Telephone Expense	565.91
Travel Expense	4,758.04
Utilities	2,411.80
Total Expense	71,977.40
Net Ordinary Income	(16,876.90)
Other Income/Expense	
Other Income	0.03
Net Other Income	0.03
Net Income	$ (16,876.87)

Jack Henry Spirits, LLC
Statement of Cash Flows
January through December 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-16,876.87
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	46,410.00
Inventory	-6,483.00
Net cash provided by Operating Activities	23,050.13
INVESTING ACTIVITIES	
Loan to shareholder	-61,000.00
Net cash provided by Investing Activities	-61,000.00
FINANCING ACTIVITIES	
Jared Timothy Starling Loan	-6,377.09
Kam Financial Loan	40,000.00
Shareholder Contributions	28,815.67
Retained Earnings	-26,391.16
Net cash provided by Financing Activities	36,047.42
Net cash increase for period	-1,902.45
Cash at beginning of period	9.25
Cash at end of period	-1,893.20

EXHIBIT B
Company Summary



MicroVentures



Company: Tequila Ciudad

Market: Craft Spirits

Product: Premium craft spirit label offering Blanco, Reposado, and Añejo styles of tequila

Company Highlights

- Sold through Total Wine & More, which operates 193 superstores across 23 U.S. states[i]
- Founded by industry veterans who previously launched the award-winning[ii] tequila brand VIDA
- Has sold more than 2,400 cases
- Nearly $400,000 in sales since launching in 2017

COMPANY SUMMARY

Opportunity

Since 2002, tequila sales have grown 140%, reaching 17.2 million 9-liter cases sold in 2017. While tequila sales have experienced growth across a variety of price points, the fastest growth has been in brands that sell at premium price points. In fact, tequila that retails for over $30 per bottle has seen volumes increase 805% since 2002, reaching 3.2 million 9-liter cases sold in 2017 alone.[iii]

Jack Henry Spirits LLC (the "Company") launched its Tequila Ciudad brand in August 2017 with three styles: Blanco, Reposado, and Añejo. Founded by two industry veterans, the brand seeks to capitalize on growing demand for premium sipping tequilas.[iv] Each bottle of Tequila Ciudad is etched with a map of Mexico City (ciudad is the Spanish word for city). To the company, Mexico City represents a growing and progressive culture, and Tequila Ciudad seeks to replicate the energy, ambition, hustle, and strength of the people of Mexico City to succeed.





Product

Tequila Ciudad's spirits are made from Blue Weber Agave grown in the Mexican Highlands of Arandas. The highlands region is known to produce a tequila that's different than those grown in the richer volcanic earth of the lowlands region of Mexico. Blue Agave cultivated in the red clay soil of the highlands tend to produce tequila that is softer, rounder, fruitier, and more floral.[v]







CIUDAD BLANCO NOT AGED	CIUDAD REPOSADO AGED 11 MONTHS	CIUDAD AÑEJO AGED 24 MONTHS
Distilled in copper stills and immediately bottled. The aroma includes bright highland agave, fresh grass, and citrus green fruits like mango peel and pineapple. Taste is said to be lightly bitter, smoky with citrus predominance, with hints of mint and cinnamon.	While other reposados are aged for two to six months, this tequila spends 11 months in American White Oak barrels. Aromas include fruit notes such as banana and green fruits, vanilla, and honey. Taste is said to be a smooth oak flavor, with hints of honey and vanilla, and a slightly smoky finish.	Twice distilled and aged in two separate oak barrels—American White Oak and French Oak—before being blended together. The aroma is a blend of walnut, caramel, and vanilla. Taste is said to be spicy and slightly bitter, with the presence of cooked agave, a mixture of spices, including ginger, and fruit notes like apple and pear.

Marketing

Tequila Ciudad has hosted numerous branding events, including weekly in-market tastings across numerous Total Wine & More locations. The company also sponsors private events, creating custom cocktails made from its tequila for the parties. Ciudad also relies on search engine optimization (SEO) and social media to promote its brand.








Ciudad Tequila
Tweets
CIUDAD
ANEJO
SWEET
VERMOUTH
ORANGE


Tequila Ciudad
Home
Posts
Videos
Photos
About
Likes
Like
Follow
Share
Tequila Ciudad
Houston! We are waiting for you! #tequila #totalwine Total Wine & More



Use of Proceeds

The company plans to use the funds from this raise to help increase production, host more tasting events, and provide funds for general marketing. If the minimum of $25,000 is raised, the company plans to allocate 40% to inventory and 60% for tasting/sampling events. If the maximum of $107,000 is raised, the company plans to allocate roughly 56% to inventory, ~33% to tastings/samplings, and ~11% to general marketing. The company may alter the above allocation at its discretion.


USE OF PROCEEDS (MIN: $25K)
40%
60%
Tastings/Samplings
Inventory


USE OF PROCEEDS (MAX: $107K)
11%
33%
56%
General Marketing
Tastings/Samplings
Inventory



Business Model

Tequila Ciudad is currently distributed by Deutsch Family Wine & Spirits, which then sells the product to Total Wine & More locations across the U.S. Prices are as follows:

- **Ciudad Blanco**: Suggested retail price is $52.99 per 750ml bottle (wholesale: $173 per case of six)
- **Ciudad Reposado**: Suggested retail price is $56.99 per 750ml bottle (wholesale: $190 per case of six)
- **Ciudad Añejo**: Suggested retail price is $59.99 per 750ml bottle (wholesale: $211 per case of six)

USER TRACTION

In February 2017, the company got its first purchase order, totaling 1,092 cases. For the whole year, it shipped 1,326 cases of its three products. In 2018, Tequila Ciudad sold 780 cases. The initial order of 1,092 cases in 2017 didn't actually start hitting Total Wine & More store shelves until June 2017, due to the time required to fulfill the order and ship across the U.S. Some Total Wine & More locations did not receive shipments until the end of 2018. This delay adversely impacted new purchase orders in 2018.

Ciudad Blanco has been the company's best-selling product thus far since launch (762 cases sold), followed by the Añejo (702 cases), and Reposado (642 cases).





In 2017, Tequila Ciudad generated $254,812 in revenue. Most of that was generated through its first shipment of 1,092 cases to Total Wine & More (~$207,000). In 2018, the company generated $148,116 in revenue.



In 2018, the company had $71,977 in total operating expenses, up 2% year-over-year. Last year, the largest operating expenses were advertising (~$26,000) and outside services (~$13,600) which included importing, shipping, and accounting.




In 2018, Tequila Ciudad generated a net operating loss of $16,877. In 2017, the company had been profitable, generating a net operating income of $49,660.



INDUSTRY AND MARKET ANALYSIS

Distilled spirits gained market share relative to beer for the eighth consecutive year in 2017. In 2017, suppliers reported that distilled spirits sales rose by 4% year-over-year, with total sales worth $26.2 billion. Total volume rose 2.6% to 226 million cases, up 5.8 million cases from the prior year. Furthermore, the distilled spirits market has been primarily driven by growth in high-end premium and super premium products—bottles that retail for at least $20.[vi]




In 2017, vodka—the largest product category—accounted for almost one-third of total spirits volume, with 71.3 million cases sold. Total vodka sales generated $6.2 billion in revenue, up 3% year-over-year. Revenue from high-end premium vodka—bottles that retail for between $20 and $30—rose 15% to reach $1.6 billion. Tequila accounted for 17.2 million cases sold in 2017, up 8.5% from the prior year. Total tequila sales generated $2.7 billion, up 9.9% year-over-year, with strong growth across all price points. Revenue growth was led by high-end tequila brands, which saw sales increase 14.6% from 2016 to $340 million, and super-premium brands ($30+ per bottle), which saw sales increase 12% year-over-year to $1.2 billion.[vii]

Local distilleries have contributed to the overall growth in the distilled spirits market. In 2017, the craft spirits industry generated $3.7 billion in retail sales, up 29.9% from the prior year. Overall volume reached nearly 7.2 million cases in 2017, up 23.7% from 2016. As of August 2018, there were 1,835 active craft distillers in the U.S., up 16% over the past 12 months. The largest concentrations of distilleries were primarily in the West, mostly in California, Washington, and Colorado, and in the South, mostly in Texas. The investments in craft distillery expansion have also increased. In 2017, total investment in the sector reached $593 million, up 49% from the $398 million invested in 2016.[viii]

Active Craft Distillers by State and Region



# of Active Craft Distillers by State and Region as of August 2018



Sources: TTB, ACSA, ADI, State ABC Boards, State Guilds, Team Analyses   © 2018 park street   American CRAFT SPIRITS ASSOCIATION   IWSR   12

As of August 2018, 92% of craft distillers were defined as small producers. Yet, because small distilleries produce a limited quantity of spirits—usually single batches at a time—they accounted for just 13% of the craft spirit cases sold in 2017. For these small distillers, generating revenue in-state is especially important, as home state sales represented 92% of their total sales. Out-of-state and international sales accounted for just 10% of their total business.[ix]


Below are a few of Tequila's Ciudad's most notable competitors. In addition, the company faces competition from companies including, but not limited to: Casa Noble, Clase Azul, Blue Nectar, Avion, and Tres Agaves.

Don Julio: Established in 1942, Don Julio produces tequilas that are aged in temperature- and humidity-controlled white oak barrels.[x] The Diageo-owned company is distributed in over 40 countries.[xi] It currently produces eight tequilas, including Blanco, Reposado, and Añejo styles.[xii] For a 750ml bottle, the Blanco retails for $35.99, Reposado for $39.99, and Añejo for $49.99.[xiii] Diageo (NYSE: DEO) acquired Don Julio in 2015 from Case Cuervo, trading its Irish whiskey brand Bushmills for Don Julio. Diageo also received a net payment of $408 million as part of the deal.[xiv] In 2017, Don Julio sold 1.3 million cases, up 44.4% year-over-year, and up 3x from 2014.[xv]

Patrón: Launched in 1989, Patrón produces ultra-premium tequila. Its first tequilas were Patrón Silver and Patrón Añejo. In 1992, it released Patrón Reposado, and, in 2017, it released Patrón Extra Añejo.[xvi] For a 750ml bottle, the Silver retails for $36.99, Reposado for $43.99, and Añejo for $46.99.[xvii] The company also has several other lines of tequila including Roca Patrón, the company's line of tequilas made 100% from the tahona process; Gran Patrón, the company's high-end tequila; and several types of flavored liqueurs.[xviii] In April 2018, Patrón was acquired by Bacardi Limited for $5.1 billion. Bacardi also owns the tequila brands Casadores and Corzo.[xix] In 2017, Patrón sold 2.6 million cases, up 5.1% year-over-year.[xx]

Casamigos: Founded in 2013 and co-founded by celebrity George Clooney, Casamigos produces Blanco, Reposado, and Añejo tequilas as well as a Mezcal. For a 750ml bottle, the Blanco retails for $38.99, the Reposado for $44.99, and the Añejo for $47.99.[xxi] In June 2017, Diageo (NYSE: DEO) agreed to acquire the brand in a deal that valued Casamigos up to $1 billion; this included an initial payment of $700 million and the potential for an additional $300 million over ten years based on performance of the brand.[xxii] In 2017, Casamigos produced 127,000 cases of tequila; it released its Mezcal in February 2018.[xxiii]

Casa Herradura®: Founded in 1870, Casa Herradura was initially a family-owned tequila producer. Its flagship brand is Herradura but it also produces El Jimador tequila and the New Mix tequila-based ready-to-drink brand. For a 750ml bottle, the Herraduro Blanco retails for $34.99, the Reposado for $37.99, and the Añejo for $42.99.[xxiv] In addition to Blanco, Reposado, and Añejo tequilas, the Herradura line also includes a few higher end bottles such as Selección Suprema de Herradura, Colleccion de la Casa, and Herradura Ultra. In January 2007, Brown-Forman (NYSE: BF.B) completed its acquisition of the company for $776 million.[xxv] The Herradura brand sold 179,000 cases last year, up 13% year-over-year.[xxvi]





John Barlow, Co-Founder and Owner: In addition to Jack Henry Spirits, John also co-founded and co-owns VIDA Tequila USA. He has more than 15 years of experience in the wine and spirits market. John has extensive sales and distribution background, spanning multiple industries including wine and spirits, software, and manufacturing. John was also successful in developing a large sales channel in the RV industry for an upstart hitch manufacturing company.



Lisa Barlow, Co-Founder and Owner: In addition to Jack Henry Spirits, Lisa is the owner of multiple companies including VIDA Tequila USA, Luxe Marketing, and Rouge Beauty. She has more than 15 years of experience in the wine and spirits market. Lisa has also run global HR departments for multiple tech companies. For Tequila Ciudad, she oversees all processes for experiential marketing campaigns across a wide variety of platforms.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $107,000
Valuation Cap: $5 million
Discount: 20%
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred units (Conversion Units) at a price based on the lower of (A) a 20% discount to the price per unit paid for Preferred Units by investors in the Qualified Equity Financing or (B) the price per unit based on a $5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

BeverageDaily.com: Tequila Ciudad launches in US where 'consumers are well aware tequila is for sipping, not shooting'

---

i https://www.totalwine.com/about-us/our-company



ii http://archive.sltrib.com/story.php?ref=/taste/ci_15014394

iii https://www.distilledspirits.org/wp-content/uploads/2018/02/Tequila-2017.pdf

iv https://www.distilledspirits.org/news/luxury-tequila-on-the-rise/

v https://longislandloutequila.com/history-of-blue-agave/#.XAF2qxNKjOR

vi http://www.discus.org/distilled-spirits-council-reports-record-spirits-sales/?CategoryId=2

vii https://www.distilledspirits.org/wp-content/uploads/2018/03/Distilled_Spirits_Council_Annual_Economic_Briefing_Feb_1_2018_Final.pdf

viii http://dsihiv6ixzmam.cloudfront.net/pdf/2018_Craft%20Spirits%20Data%20Project_092418%20FINAL.pdf

ix http://dsihiv6ixzmam.cloudfront.net/pdf/2018_Craft%20Spirits%20Data%20Project_092418%20FINAL.pdf

x https://www.donjulio.com/quality-tequila

xi https://www.diageo.com/en/our-brands/brand-profiles/don-julio/

xii https://www.donjulio.com/our-tequilas

xiii https://www.totalwine.com/spirits/brand/don-julio?viewall=true&sort=most-popular&text=don+julio

xiv https://www.reuters.com/article/us-don-julio-m-a-diageo/diageo-gives-up-bushmills-for-control-of-don-julio-tequila-idUSKBN0IN0E820141103

xv https://www.thespiritsbusiness.com/2018/06/tequila-brand-champion-2018-don-julio/

xvi https://www.patronspirits.com/company

xvii https://www.totalwine.com/search/all?text=patron

xviii https://www.patrontequila.com/products.html

xix https://www.thespiritsbusiness.com/2018/04/bacardi-completes-acquisition-of-patron-tequila/

xx https://www.thespiritsbusiness.com/2018/06/tequila-brand-champion-2018-don-julio/

xxi https://www.totalwine.com/search/all?text=Casamigos

xxii https://www.diageo.com/en/news-and-media/press-releases/diageo-to-acquire-super-premium-tequila-casamigos/

xxiii https://www.thedrinksbusiness.com/2018/08/casamigos-sale-makes-clooney-best-paid-actor/

xxiv https://www.totalwine.com/search/all?text=Herradura

xxv https://www.brown-forman.com/Brown-FormanCompletesCasaHerraduraAcquisitionfor776Million/

xxvi http://www.shankennewsdaily.com/index.php/2018/05/17/20788/led-by-patron-luxury-tequila-soars-in-the-u-s/

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Jack Henry Spirits LLC
1802 S. Jordan Pkwy, #200
South Jordan, UT 84095

Ladies and Gentlemen:

The undersigned understands that Jack Henry Spirits LLC, a limited liability company organized under the laws of Utah (the "Company"), is offering up to $107,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated January 29, 2019 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on April 1, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a)   The Company is duly formed and validly existing under the laws of Utah, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

    b)   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the

Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Utah, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Utah, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Jack Henry Spirits LLC 1802 S. Jordan Pkwy, #200 South Jordan, UT 84095 Attention: John Barlow
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW, Suite 500

	Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Jack Henry Spirits LLC
By_____ Name: Title:

EXHIBIT D
Crowd Note

JACK HENRY SPIRITS, LLC

CROWD NOTE

FOR VALUE RECEIVED, Jack Henry Spirits LLC (d/b/a Tequila Ciudad) (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $5 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is April 1, 2019.

1. Definitions.

    a. "**Conversion Units**" shall mean with respect to a conversion pursuant to Section 2, units of the Company's Preferred Units issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per unit for Preferred Units by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c. "**Corporate Transaction**" shall mean:

        i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of equity interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the equity interests of the Company or the surviving or acquiring entity),

    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting equity of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of units of membership interest of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for units, (ii) exercise of all outstanding options and warrants to purchase units and, in the case of Section 1(b), (iii) the units reserved or authorized for issuance under the Company's existing equity incentive or similar plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $107,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Units in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean units of a series of the Company's Preferred Units that is identical in all respects to the Preferred Units issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Units), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

i. Shadow Series members shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. Shadow Series members shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Units pursuant to the following:

   a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Units prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Units pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the units sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive units of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

      ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Units pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Units.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Units; or (b) the payment of amounts due to the Investor pursuant to Section 2 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a limited liability company duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in

good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Units issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, managers and members necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all limited liability company action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current articles of organization or operating agreement, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Units**. The Conversion Units, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

   1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

   2. The Investor agrees to take any and all actions determined in good faith by the Company's managers to be advisable to reorganize this instrument and any units issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

   3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

   4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Utah as applied to other instruments made by Utah residents to be performed entirely within the state of Utah, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

   5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the

recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Units may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Units issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Units sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Draper, Utah unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in

arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Managers, in the exercise of their fiduciary duty, have approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

Jack Henry Spirits LLC.

/s/John Barlow
_____
(Signature)

John Barlow
_____
(Name)

Member
_____
(Title)

EXHIBIT E
Pitch Deck





Jack Henry Spirits – Tequila Ciudad

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.

Tequila Ciudad Background

- Seeking to capitalize on growing demand for premium sipping tequilas.
- Launched in 2017 with three styles (Blanco, Reposado and Anejo).
- Founded by two industry veterans.
- Each bottle of Tequila Ciudad is etched with a map of Mexico City (ciudad is the Spanish word for city). To the company, Mexico City represents a growing and progressive culture, and—like the people of Mexico City—we seek to replicate the same energy, ambition, hustle, and strength to succeed.
- Ciudad falls into the fastest growing Tequila category – Super Premium
- Ciudad has been on retail shelves in Total Wine & More stores since mid-2017 and is continuing to grow. Through Total Wine & More, Ciudad is sold in over 20 states and 150+ retail stores.
- Ciudad has been included in branding events including weekly in-market tastings and private tasting dinners.

Opportunity

- Ciudad is still relatively new in the market and in its growth phase. For now, the company is focusing on off-premise (retail stores) only.

- Nearly $400,000 in sales since hitting store shelves in June 2017 thanks to end-user interaction such as in-store tastings and partnership marketing with Total Wine & More.

- With outside investment, Ciudad hopes to increase retail distribution and build our brand recognition. There is also opportunity to sell on-premise (restaurants, bars, etc).

- As new craft breweries, distilleries and boutique wineries are opening their doors on a regular basis across the U.S., large suppliers are trying to keep up by releasing innovative products of their own. While these new product releases are meant to keep consumers engaged within supplier portfolios, the same suppliers have also been keen on acquiring up-and-coming breweries, distilleries, and wineries. Both suppliers and beverage alcohol investment firms have been purchasing controlling stakes in new start-ups. [1]

1. https://www.mhwltdclients.com/Documents/IWSR_PDFs/MHW%20IWSR%20Executive%20Summary.pdf

The Tequila Market[1]

- 17.2 million cases of tequila sold in 2017, up 8.5% year-over-year.

- Total tequila sales generated $2.7 billion, up 9.9% year-over-year.

- Major recent tequila company acquisitions include Patron selling to Bacardi for $5.1 billion[2] and Casamigos selling to Diageo in a deal that could value the tequila brand up to $1 billion.[3]

1. https://www.distilledspirits.org/wp-content/uploads/2018/03/Distilled_Spirits_Council_Annual_Economic_Briefing_Feb_1_2018_Final.pdf
2. https://www.thespiritsbusiness.com/2018/04/bacardi-completes-acquisition-of-patron-tequila/
3. https://www.diageo.com/en/news-and-media/press-releases/diageo-to-acquire-super-premium-tequila-casamigos/

Super Premium Tequila Category

- While tequila has seen growth across a variety of price points, the fastest growth has been in brands that sell at premium price points. In fact, tequila that retails for over $30 per bottle has seen volumes increase 805% since 2002, reaching 3.2 million 9-liter cases sold in 2017 alone.[1]

- In 2017, revenue growth was led by high-end tequila brands ($20+ per bottle), which saw sales increase 14.6% from 2016 to $340 million, and super-premium brands ($30+ per bottle), which saw sales increase 12% year-over-year to $1.2 billion.[2]

1. https://www.distilledspirits.org/wp-content/uploads/2018/02/Tequila-2017.pdf
2. https://www.distilledspirits.org/wp-content/uploads/2018/03/Distilled_Spirits_Council_Annual_Economic_Briefing_Feb_1_2018_Final.pdf

Product



Tequila Ciudad's spirits are made from Blue Weber Agave grown in the Mexican Highlands of Arandas. The highlands region is known to produce a tequila that's different than those grown in the richer volcanic earth of the lowlands region of Mexico. Blue Agave cultivated in the red clay soil of the highlands tends to produce tequila that is softer, rounder, fruitier, and more floral.[1]

1. https://longislandloutequila.com/history-of-blue-agave/#.XAF2qxNKjOR



CIUDAD BLANCO

NOT AGED

Distilled in copper stills and immediately bottled

AROMA: Bright highland agave, fresh grass, and citrus green fruits like mango peel and pineapple

TASTE: Smokey, lightly bitter, with citrus predominance, and hints of mint and cinnamon

CIUDAD REPOSADO

AGED 11 MONTHS



While other Reposados are aged for two to six months, this tequila spends eleven months in American White Oak barrels

AROMA: Fruit notes such as banana and green fruits, vanilla, and honey

TASTE: Smooth oak flavor, with hints of honey and vanilla, and a slightly smoky finish



CIUDAD AÑEJO
AGED 2 YEARS

Twice distilled and aged in two separate oak barrels—American White Oak and French Oak—before being blended together.

AROMA: Blend of walnut, caramel, and vanilla

TASTE: Spicy and slightly bitter, with the presence of cooked agave, a mixture of spices, including ginger, and fruit notes like apple and pear

In-Store Tastings & Social Media


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December 7 at 5:21 PM
Houston! We are waiting for you! #tequila #totalwine Total Wine & More


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Owners

John Barlow

Owner in Jack Henry Spirits and VIDA Tequila USA. Over 15 years of experience in the wine & spirits market. Extensive sales and distribution background spanning multiple industries including wine & spirits, software, and manufacturing. Successful in developing large sales and distribution channel in the RV industry for an upstart hitch manufacturing company.

Lisa Barlow

Owner in multiple companies including Jack Henry Spirits, VIDA Tequila USA, Luxe Marketing, and Rouge Beauty. Over 15 years of experience in the wine & spirits market. Oversees all processes for experiential marketing across a wide variety of platforms. Has run global HR for multiple tech companies.



EXHIBIT F
Video Transcript

John Barlow (founder): The energy of Mexico City, it's amazing, it's modern, it's chic. You could be sitting in a restaurant thinking you're in New York City or London. The energy is contagious, it makes you feel alive. Mexico City is the pulse, the heartbeat of the country that makes the best spirit in the world – tequila. We make an exquisite tequila; the bottle had to match the beautiful agave that's inside. We picked this one and etched the map of Mexico City on the bottle. Ciudad is made like a fine Scotch or champagne. From the red soil of the Highlands to the bottle, everything about the process is sophisticated and modern. Ciudad is a sipping tequila. It's something that you enjoy for creating memories. It's for savoring and sharing. I love sipping Ciudad. I will drink it in a Riedel glass or a rocks glass. We hustle to make the best tequila in the world. The whole process from farm to bottle is beautiful. Our destination is you and we don't take that lightly.

Disclaimer: This presentation contains offering materials prepared solely by Jack Henry Spirits LLC (a.k.a. Tequila Ciudad) that reflect management's current views. Investors are cautioned not to place undue reliance on forward-looking statements relating to, among other things, the company, its product, and its industry as they are meant for illustrative purposes and do not represent guarantees of future results or achievements. No person nor or entity assumes responsibility for the accuracy and completeness of forward-looking statements and is under no duty to update any such statements to conform them to actual results.